Exhibit 99.5

BY SEDAR

November 6, 2003

British Columbia Securities Commission	Alberta Securities Commission

701 West Georgia Street	21st floor, 10025 Jasper Avenue
Vancouver, B.C.	Edmonton, AB

V7Y 1L2	T5J 3Z5

Attention: Statutory Filings	Attention: Statutory Filings

Dear Sirs:

Re: Linux Gold Corp. (the "Company")

This is to confirm that the Company's Quarterly Report for the period ended August 31, 2003 has been mailed on today's date to all shareholders on the Company's Supplemental Mailing List pursuant to NI 54- 101.

Yours truly,

LINUX GOLD CORP.

Per: "John Robertson"

John G. Robertson,
President